Exhibit 15.2

CHINA NATURAL RESOURCES REPORTS FULL YEAR 2022 RESULTS

HONG KONG, May 15, 2023 – China Natural Resources Inc. (NASDAQ: CHNR) (the “Company”) today announced its results of operations for the year ended December 31, 2022. For the convenience of the reader, amounts in Chinese Yuan (“CNY”) have been translated into United States dollars (“US$”) at the rate of US$1.00 = CNY6.8979 as quoted by www.ofx.com on December 31, 2022, except as otherwise disclosed.

Mr. Wong Wah On Edward, Chairman of the Company, commented, “We delivered over 8% annual revenue growth for the full year 2022, while reducing our net loss by 59%. Given the extremely challenging conditions we have been operating in, with supply chain closures and financing hurdles, we are pleased that our team remained focus on our business strategy and continued to execute toward our long-term goals.”

“We are even more excited about the business opportunities that are in front of the Company. Of greatest importance is the recently announced news of our strategic acquisition of mining rights to a lithium mine in Zimbabwe with maximum consideration contemplated to be US$1.75 billion. We have since completed our due diligence and are moving forward with what we expect to be a transformative milestone in the development of China Natural Resources. We are pleased with the favorable outcome of our due diligence investigation, and are focused on the next steps towards completion of the transaction. This is just one of the many opportunities that we are evaluating to leverage our mining expertise and sales and distribution platforms, as we continue to execute on our long-term business strategy and build value for our shareholders.”

Financial Results for the Twelve Months Ended December 31, 2022

Revenue increased by CNY1.57 million (US$0.23 million) from CNY18.74 million for the year ended December 31, 2021 to CNY20.31 million (US$2.94 million) for the year ended December 31, 2022. The increase in revenues was mainly caused by the confirmed progress of services provided for construction projects commenced in the previous year.

Cost of sales decreased by CNY4.00 million (US$0.58 million) from CNY18.49 million for the year ended December 31, 2021 to CNY14.49 million (US$2.10 million) for the year ended December 31, 2022. This decrease was mainly due to the deferral in the execution of some new or ongoing projects during the first half of 2022 as a result of the then strict pandemic controls in Shanghai.

Selling and distribution expenses decreased by CNY0.22 million (US$0.03 million) from CNY0.92 million for the year ended December 31, 2021 to CNY0.70 million (US$0.10 million) for the year ended December 31, 2022. The increase was mainly due to tighter expense control efforts in 2022.

Administrative expenses increased by CNY13.88 million (US$2.01 million) from CNY22.87 million for the year ended December 31, 2021 to CNY36.75 million (US$5.33 million) for the year ended December 31, 2022. The increase was mainly caused by the option awards granted on July 14, 2022, to certain eligible individuals covering an aggregate of 8,100,000 of the Company’s common shares under the 2014 Plan.

Other income/(loss) increased by CNY1.08 million (US$0.16 million) from CNY0.18 million of loss for the year ended December 31, 2021 to CNY0.90 million (US$0.13 million) of income for the year ended December 31, 2022. The increase in other income was mainly caused by other income relating to impairment reversal of other receivables, which were fully impaired and written off in prior years but collected in 2022, and other loss relating to the return of a tax refund to tax authorities in 2021.

Fair value gain/(loss) on financial instruments, net increased by CNY39.36 million (US$5.71 million) from CNY38.35 million of loss for the year ended December 31, 2021 to CNY1.01 million (US$0.15 million) of gain for the year ended December 31, 2022. The decrease was caused by the fluctuation of fair values of the Company’s outstanding warrants in both years and the disposition of its holdings in Feishang Anthracite Resources Limited (FARL), a company listed on the Hong Kong Stock Exchange, in 2021.

Impairment losses/(reversal) on financial assets decreased by CNY4.40 million (US$0.64 million) from CNY3.33 million of loss for the year ended December 31, 2021 to CNY1.07 million (US$0.16 million) of reversal for the year ended December 31, 2022. The decrease was the result of an expected credit loss assessment of receivables and contract assets, due to the fact that the amount of collection of aged trade receivables related to construction contracts was relatively higher than the amount of origination of new trade receivables related to construction contracts in 2022.

Finance costs decreased by CNY0.96 million (US$0.14 million) from CNY4.36 million for the year ended December 31, 2021 to CNY3.40 million (US$0.49 million) for the year ended December 31, 2022. This was mainly due to exchange gain on the appreciation of foreign currency deposits in 2022, and decreased interest expenses on bank loans as our outstanding borrowing balance decreased.

Finance income decreased by CNY1.33 million (US$0.19 million) from CNY16.94 million for the year ended December 31, 2021 to CNY15.61 million (US$2.26 million) for the year ended December 31, 2022. The decrease in finance income was mainly due to the decrease of interest income from the service concession arrangement relating to a financing component, which arose due to a guaranteed 28-year-long collection period for construction services for the Wujiang Project, our maiden public-private partnership project undertaken by our non-wholly owned subsidiary, Shaoguan Angrui Environmental Technology Development Co., Limited.

Income tax expense increased by CNY3.72 million (US$0.54 million) from CNY2.14 million for the year ended December 31, 2021 to CNY5.86 million (US$0.85 million) for the year ended December 31, 2022. The increase was mainly caused by higher revenue and gross profit margin and the additional recognition of deferred tax expenses in 2022.

As a result of the foregoing, our net loss decreased by CNY32.67 million (US$4.74 million), from CNY54.97 million for the year ended December 31, 2021 to CNY22.30 million (US$3.23 million) for the year ended December 31, 2022.

The Company and its subsidiaries had a CNY31.7 million (US$4.6 million) balance of cash and cash equivalents at December 31, 2022.

About China Natural Resources:

China Natural Resources, Inc., a British Virgin Islands corporation, through its operating subsidiaries in the People’s Republic of China (the “PRC”), is currently engaged in the acquisition and exploitation of mining rights in Inner Mongolia, including preliminary exploration for nickel, lead, silver and other nonferrous metal, has recently entered the wastewater treatment industry, and is actively exploring further business opportunities in the healthcare sector, natural resources sectors and other sectors.

Forward-Looking Statements:

This press release includes forward-looking statements within the meaning of the U.S. federal securities laws. Any express or implied statements contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements, including, without limitation, statements regarding the intent, belief and current expectations of the Company, its directors or its officers with respect to the ability to locate and execute on strategic opportunities; the impact of the rising commodity prices;  the potential completion of the acquisition of Williams Minerals (Pvt) Ltd (“Williams Minerals”); the satisfaction of the various conditions of the acquisition of Williams Minerals, as set forth in the definitive sale and purchase agreement (the “Sale and Purchase Agreement”); the potential presence of minerals in the Zimbabwean lithium mine; the vesting of ownership of the regions of the Zimbabwean mine and the timing thereof; the anticipated benefits of the acquisition of Williams Minerals; the level of demand for lithium and other precious minerals; and the availability of internally generated funds for the payment of operating expenses, capital expenditures and the Company’s growth strategy. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Among the risks and uncertainties that could cause the Company’s actual results to differ from its forward-looking statements are: uncertainties regarding the governmental, economic and political circumstances in the PRC; the impact on the Company’s financial position, growth potential and business from an investment in the natural resources sector generally and in the Zimbabwean lithium mine specifically; uncertainties related to the Company’s ability to identify potential partners or acquisition targets as it considers strategic alternatives; uncertainties related to the Company’s ability to settle in cash the consideration due in connection with the acquisition of Williams Minerals, as contemplated by the Sale and Purchase Agreement; uncertainties associated with metal price volatility; uncertainties concerning the viability of mining and estimates of reserves at the Zimbabwean lithium mine; uncertainties associated with the issuance of and accuracy of the independent technical reports, as contemplated by the Sale and Purchase Agreement; uncertainties related to geopolitical events and conflicts, such as the conflict between Russia and Ukraine; uncertainties regarding the impact of the COVID-19 pandemic on domestic PRC and global economic conditions, demand for the mineral reserves that we may locate or extract, our workforce, whether due to illness or restrictions on movement, and on the price of our common shares; uncertainties related to possible future increases in operating expenses; the fluctuations of interest rates and foreign exchange rates; uncertainties related to the political situation between the PRC and the United States; uncertainties regarding the ability of the Public Company Accounting Oversight Board to continue to fully inspect auditors located in the PRC and Hong Kong, the implementation by the SEC of more stringent disclosure and/or other requirements for companies located in the PRC or that have operations in the PRC that are listed on exchanges in the United States, and increasing regulation by PRC government agencies of companies located in the PRC but listed elsewhere; uncertainties related to the possibility that legislative or other regulatory action in the United States may result in listing standards or other requirements that, if the Company cannot meet, may result in delisting and adversely affect the Company’s liquidity of the trading price of the Company’s securities that are listed and traded in the United States; uncertainties related to PRC law and government control of currency conversion that may restrict the ability to transfer funds into or out of the PRC; and other risks detailed from time to time in the Company’s filings with the SEC, including, without limitation, the information set forth in the Company’s Annual Reports on Form 20-F under the heading “Risk Factors.” When, in any forward-looking statement, the Company, or its management, expresses an expectation or belief as to future results, that expectation or belief is expressed in good faith and is believed to have a reasonable basis, but there can be no assurance that the stated expectation or belief will result or be achieved or accomplished. Except as required by law, the Company undertakes no obligation to update any forward-looking statements.

For more information please contact:

David Pasquale

Global IR Partners

New York Office Phone: +1-914-337-8801

CHNR@GlobalIRPartners.com

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands, except share and per share data)

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

Revenue	42,498	18,735	20,306	2,944
Cost of sales	(39,215)	(18,494)	(14,485)	(2,100)
Gross profit	3,283	241	5,821	844

Selling and distribution expenses	(758)	(922)	(700)	(103)
Administrative expenses	(18,853)	(22,869)	(36,749)	(5,328)
Other income/(losses)	1,616	(183)	904	131
Fair value gain/(loss) on financial instruments, net	31,334	(38,349)	1,007	146
Impairment (losses)/reversal on financial assets	(4,162)	(3,330)	1,073	156
Finance costs	(3,749)	(4,359)	(3,395)	(492)
Finance income	15,468	16,935	15,607	2,263

PROFIT/(LOSS) BEFORE INCOME TAX	24,179	(52,836)	(16,432)	(2,383)

Income tax expense	(1,258)	(2,135)	(5,864)	(850)

PROFIT/(LOSS) FOR THE YEAR	22,921	(54,971)	(22,296)	(3,233)

ATTRIBUTABLE TO:
Owners of the Company	24,336	(48,152)	(24,623)	(3,570)
Non-controlling interests	(1,415)	(6,819)	2,327	337

	22,921	(54,971)	(22,296)	(3,233)

EARNINGS/(LOSS) PER SHARE ATTRIBUTABLE TO OWNERS OF THE COMPANY:
Basic and diluted
- Earnings/(loss) per share	3.89	(5.91)	(3.00)	(0.44)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2020, 2021 AND 2022

(Amounts in thousands)

	Year Ended December 31,
	2020	2021	2022	2022
	CNY	CNY	CNY	US$

PROFIT/(LOSS) FOR THE YEAR	22,921	(54,971)	(22,296)	(3,233)

Other comprehensive income/(loss) that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the subsidiaries	6,172	3,252	(8,094)	(1,172)
Other comprehensive (loss)/income that will not be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustments of the Company	(5,469)	(10,909)	9,593	1,391

Total other comprehensive income/(loss) for the year, net of tax	703	(7,657)	1,499	219

TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE YEAR	23,624	(62,628)	(20,797)	(3,014)

Attributable to:
Owners of the Company	25,039	(55,809)	(23,124)	(3,351)
Non-controlling interests	(1,415)	(6,819)	2,327	337

	23,624	(62,628)	(20,797)	(3,014)

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands)

	December 31,
	2021	2022	2022
	CNY	CNY	US$

ASSETS
NON-CURRENT ASSETS
Property, plant and equipment	715	424	61
Intangible assets	20,189	19,381	2,810
Right-of-use assets	2,351	2,993	434
Trade receivables	9,501	10,520	1,525
Contract assets	91,035	89,713	13,006
Deferred tax assets	66	—	—
Other non-current assets	10	4	1

TOTAL NON-CURRENT ASSETS	123,867	123,035	17,837

CURRENT ASSETS
Inventories	986	729	106
Trade receivables	41,526	46,760	6,779
Bills receivable	—	8,500	1,232
Contract assets	15,331	21,647	3,138
Prepayments	2,236	1,732	251
Other receivables	86,201	82,733	11,993
Other current assets	4,942	3,160	457
Cash and cash equivalents	58,359	31,695	4,595

TOTAL CURRENT ASSETS	209,581	196,956	28,551

TOTAL ASSETS	333,448	319,991	46,388

CHINA NATURAL RESOURCES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2021 AND 2022

(Amounts in thousands)

	December 31,
	2021	2022	2022
	CNY	CNY	US$

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Trade payables	21,118	20,326	2,946
Contract liabilities	690	690	100
Other payables and accruals	12,098	16,724	2,425
Income tax payable	9,254	10,732	1,556
Provisions	—	494	72
Dividends payable	5,048	—	—
Interest-bearing loans and borrowings	3,000	3,000	435
Derivative financial liabilities	1,710	824	119
Lease liabilities	981	1,317	190
Due to related companies	5,710	3,408	494
Due to the Shareholder	14,050	7,153	1,037

TOTAL CURRENT LIABILITIES	73,659	64,668	9,374

NON-CURRENT LIABILITIES
Deferred tax liabilities	2,544	5,276	765
Lease liabilities	1,208	1,598	232
Interest-bearing loans and borrowings	74,000	71,000	10,293

TOTAL NON-CURRENT LIABILITIES	77,752	77,874	11,290

TOTAL LIABILITIES	151,411	142,542	20,664

EQUITY
Issued capital	450,782	450,782	65,351
Other capital reserves	719,110	735,319	106,600
Accumulated losses	(1,084,387)	(1,109,010)	(160,775)
Other comprehensive losses	(10,821)	(9,322)	(1,352)

EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	74,684	67,769	9,824
NON-CONTROLLING INTERESTS	107,353	109,680	15,900

TOTAL EQUITY	182,037	177,449	25,724

TOTAL LIABILITIES AND EQUITY	333,448	319,991	46,388

The condensed consolidated statements of profit or loss of the Company for the year ended December 31, 2022 and 2021, and the condensed consolidated statements of financial position of the Company as of December 31, 2022 and December 31, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The condensed consolidated statements of profit or loss and the condensed consolidated statements of financial position have been derived from and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2022 contained in the Company’s Annual Report on Form 20-F as filed with the Commission on May 15, 2023.